SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	December	2014
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

P.O. BOX 65161 North Hill NW Calgary, AB T2N 4T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated December 15, 2014

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	December 15, 2014

Sonde Resources Corp. Executes Exclusivity Agreement and Pays Exploratory Well Penalty

CALGARY, ALBERTA - (Marketwired- December 15, 2014) - Sonde Resources Corp. (“Sonde” or the “Company”) (TSXV:SOQ) (NYSE MKT:SOQ) announced today that the Company has executed an Exclusivity and Sale and Purchase Agreement with an arm's length party (the "Exclusivity Agreement"). The Exclusivity Agreement provides for a 90-day period of exclusivity during which the parties have agreed to negotiate in good faith the terms of definitive documentation (Sale and Purchase Agreement and ancillary agreements) to complete the sale of the shares of Sonde North Africa B.V.("Sonde BV"), the Company's wholly owned subsidiary that is the party to the Exploration and Production Sharing Agreement (“EPSA”) for the Joint Oil Block in North Africa (the "Acquisition"). The consideration for the Acquisition is US$8 million, less any sums paid by the purchaser on Sonde's behalf. The Company will receive US$2 million (the "Prepayment”) of the purchase price in two installments: US$1 million upon the satisfaction of certain conditions relating to transfer of certain assets held by Sonde BV to the purchaser and US$1 million on January 31, 2015. The Prepayment, if paid, is non-refundable and will be applied to the negotiated purchase price of US$8 million. The Company intends to use the Prepayment to fund its expenses in connection with the negotiation of the definitive documentation relating to the Acquisition and for working capital.
The Acquisition is subject to certain conditions precedent that may require an amendment to the EPSA. The 90-day exclusivity period is intended to allow the purchaser to work with the Company to seek these amendments and changes to the exploratory work program under the EPSA and to obtain all required governmental approvals. Satisfaction of these conditions is a pre-condition to the formal closing of the Acquisition. In addition, the Acquisition is subject to the approval of the TSX Venture Exchange and shareholders of Sonde. There can be no assurance that Joint Oil will agree to any changes to the exploratory work program under the EPSA or that the other conditions precedent will be satisfied. Additionally, no party is under any obligation or commitment to enter into any binding agreement with regard to the Acquisition merely by reason of the execution of the Exclusivity Agreement.
Sonde also announced that the penalty of US$15 million was paid to Joint Oil for failure to drill an exploratory well (Fisal-1) by November 30, 2014 as required by the EPSA. Under the terms of the EPSA, the next well is required to be drilled by December 23, 2014 and the final well is required to be drilled by December 23, 2015. Sonde has provided a corporate guarantee of US$30 million to secure its commitment to drill these two additional wells. As previously disclosed, the Company no longer generates cash flow from petroleum and natural gas sales and the Company no longer has a credit facility. As such, the Company must fund its operations, including its commitments under the EPSA, from working capital, or property dispositions. As a result of this liquidity position, no steps have been taken to meet the drilling obligation in respect of the next well. Failure to meet these commitments could result in a termination of the EPSA by Joint Oil.

Forward Looking Information - This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, statements concerning the proposed sale of Sonde BV, the requirement to seek amendments to the EPSA to proceed with the

Acquisition, the satisfaction of the other conditions precedent to the Acquisition and the liquidity position of the Company. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, market and operating conditions, access to sources of liquidity to continue operations and the ability of the Company to negotiate definitive documentation relating to the Acquisition or another transaction to provide additional funding, the ability of the Company to secure the required governmental and shareholder approvals necessary to complete the Acquisition and to secure the approval of Joint Oil to extend the timing of existing work commitments under the EPSA. Actual results could differ materially due to a number of factors, including, without limitation, changes in market conditions, inability to access additional sources of liquidity on terms acceptable to the Company or at all, the failure to reach agreement on definitive documents relating to the Acquisition and/or the inability to secure an extension of the Company's current work commitments under the EPSA from Joint Oil and the inability to secure governmental or other approvals to complete the Acquisition. No party is under any obligation or commitment to enter into any binding agreement with regard to the Acquisition merely by reason of the execution of the Exclusivity Agreement.
Additional assumptions and risks relating to the Company and its business and affairs are set out in detail in the Company’s AIF, available on SEDAR at www.sedar.com, and the Company's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission. Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and does not assume any obligation to update the forward-looking information or forward-looking statements unless required by law.
Contact Information:
Sonde Resources Corp.
P.O. Box 65161 North Hill NW
Calgary, Alberta, Canada T2N4T6
Kurt A. Nelson, Chief Financial Officer
Phone: (281) 928-9659
www.sonderesources.com
Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	December 15, 2014	By:	/s/ Cheryl Clark

	Name & Title:		Cheryl Clark, Assistant Corporate Secretary